Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 13, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 134

Nuveen Symphony Low Volatility Equity Portfolio, 2Q 2016

File Nos. 333-210426 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment number 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 134, filed on May 11, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Symphony Low Volatility Equity Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The first paragraph of the second paragraph states that “the Trust invests at least 80% of the value of its total assets in equity securities.” You have stated that the Trust will invest in no other kinds of securities as a principal investment strategy. Please disclose that in the prospectus.

Response: The following will be added as the second sentence of the paragraph: “The Trust will invest all of its total assets in equity securities.”

Selection of Portfolio Securities (p. 4)

2. Please clarify how the Trust will attempt to achieve a predictive beta of 90%.

Response: The fourth sentence of the first full paragraph on page 4 will be replaced with the following: “Once the securities for the portfolio have been selected, the team assesses the predictive beta of the portfolio. If the predictive beta of the portfolio is outside of approximately 90% of the Benchmark’s beta, then the team will adjust the individual securities weightings to strive to make it approximately 90%.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren